Mail Stop 4561
via fax (561) 844-7701

November 25, 2008

Warren B. Mosler
President and Chief Executive Officer
Consulier Engineering, Inc.
2391 Old Dixie Highway
Riviera Beach, FL 33404

      **Re:    Consulier Engineering, Inc.**
             **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
             **Filed on April 15, 2008**
             **File no. 0-17756**

Dear Mr. Mosler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief